Exhibit 99.2

Motif Bio plc Announces Conversion of Convertible Promissory Notes, PDMR Dealing and Total Voting Rights

NEW YORK, December 22, 2016 (GLOBE NEWSWIRE) —Motif Bio plc (Motif)(NASDAQ: MTFB), (NASDAQ: MTFBW), a clinical stage biopharmaceutical company specializing in developing novel antibiotics announced, that it has issued, in aggregate, 14,510,770 new ordinary shares in the Company (“Ordinary Shares”) following the conversion by Amphion Innovations plc and Amphion Innovations US Inc., (the “Amphion Parties”) of the Convertible Promissory Notes (“CPNs”). The CPNs which totalled US$3,550,786 were converted in accordance with their terms at US$0.2447 per share.

Following the conversion, the Amphion Parties hold no further CPNs and their holdings total 43,240,645 ordinary shares, being 22% of the Company.

Application has been made for the 14,510,770 new Ordinary Shares to be admitted to trading on AIM (“Admission”), which is expected to occur on December 29, 2016. The new Ordinary Shares will rank pari passu with the existing Ordinary Shares. Following Admission, and for the purposes of the Disclosure and Transparency Rules, the Company’s total issued share capital will consist of 195,741,528 Ordinary Shares.

About Motif

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), which is often caused by MRSA (methicillin resistant Staphylococcus aureus). We are currently enrolling and dosing patients in two global Phase 3 clinical trials (REVIVE-1 and REVIVE-2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI.  Data readout for REVIVE-1 is expected in the second quarter of 2017 and REVIVE-2 is on track for data readout in the second half of 2017.

For further information please contact:

Motif Bio plc Contact:

Pete A. Meyers

Chief Financial Officer

212-210-6248

ir@motifbio.com

Investor Contact:

Patricia L. Bank

Westwicke Partners

415-513-1284

patti.bank@westwicke.com

Motif BioSciences Inc.